SOL BOARD INC. dba GOLFBOARD, INC.
Balance Sheet
Years Ended 2014 and 2015

	2014	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 271,760	$ 133,554
Accounts receivable - trade, net	$ 10,766	$ 42,508
Inventories	$ -	$ 351,526
Prepaid Expenses	$ -	$ 30,101
TOTAL CURRENT ASSETS	$ 282,525	$ 557,689
EQUIPMENT, NET	$ -	$ -
OTHER ASSETS	$ 6,500	$ (5,536)
TOTAL ASSETS	$ 289,025	$ 552,153
LIABILITIES AND SHAREHOLDER EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable	$ 27,775	$ 610,777
Accrued expenses and other liabilities	$ 203,914	$ 264,045
Warranty reserve	$ -	$ 112,671
Note payable	$ 143,459	
Customer Deposits	$ 287,565	
Current portion of financing lease payable	$ -	$ 526,821
TOTAL CURRENT LIABILITIES	$ 662,713	$ 1,514,314
NONCURRENT LIABILITIES		
Financing lease payable	$ -	$ 540,000
Accrued interest - notes payable	$ -	$ 189,803
Notes payable, less current portion	$ 1,257,223	$ 1,070,840
TOTAL NONCURRENT LIABILITIES	$ 1,257,223	$ 1,800,643
TOTAL LIABILITIES	$ 1,919,936	$ 3,314,957
SHAREHOLDERS' EQUITY (DEFICIT)	$ (1,630,911)	$ (2,762,805)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$ 289,025	$ 552,153